                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               File No. 005-56295

                     --------------------------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                Amendment No. 58

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                          The Goldman Sachs Group, Inc.

                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                           ---------------------------
                         (Title of Class of Securities)

                                   38141G 10 4

                              ---------------------
                                 (CUSIP Number)

                               Kenneth L. Josselyn
                               Beverly L. O'Toole
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000

                              --------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                 March 18, 2005

                              --------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

----------------------
CUSIP NO. 38141G 104                      13D
----------------------
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1. NAMES OF REPORTING PERSONS: Each of the persons identified on Appendix A.
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   As to a group consisting solely of Covered Persons(1)               (a)  [x]
   As to a group consisting of persons other than Covered Persons      (b)  [x]
--------------------------------------------------------------------------------
3. SEC USE ONLY
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4. SOURCE OF FUNDS: OO and PF (Applies to each person listed on Appendix A.)
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT        [ ]
   TO ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.
--------------------------------------------------------------------------------
                7. SOLE VOTING POWER: 0
               -----------------------------------------------------------------
 NUMBER OF      8. SHARED VOTING POWER (See Item 6) (Applies to each person
  SHARES           listed on Appendix A.)
BENEFICIALLY       40,934,403 Voting Shares(2) held by Covered Persons
 OWNED BY          3,470 Shared Ownership Shares held by Covered Persons(3)
 REPORTING         21,947,876 Sixty Day Shares held by Covered Persons(4)
  PERSON           2,505,667 Other Shares held by Covered Persons(5)
   WITH        -----------------------------------------------------------------
                9. SOLE DISPOSITIVE POWER (See Item 6)
                   As to Voting Shares, less than 1%
                   As to Shared Ownership Shares, Sixty Day Shares and
                   Other Shares, 0
               -----------------------------------------------------------------
                10.SHARED DISPOSITIVE POWER (See Item 6):
                   As to Voting Shares, 0
                   As to Shared Ownership Shares, less than 0.01%
                   As to Sixty Day Shares and Other Shares, less than 1%.
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     65,391,416
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
    SHARES
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   13.07%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: IN as to Covered Persons; CO as to Reporting Entities(1) that are corporations; OO as to Reporting Entities that are trusts

-----------------------------
(1)   For a definition of this term, please see Item 2.

(2)   For a definition of this term, please see Item 6.

(3) "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.

(4) "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.

(5) "Other Shares" include: (i) 614,379 shares of Common Stock held by 40 private charitable foundations established by 32 Covered Persons; (ii) 1,891,288 shares of Common Stock held by certain estate planning entities established by Covered Persons; and (iii) 290 shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation.

        ITEM 1                                                     ITEM 6
---------------------------                                      CITIZENSHIP
                                                              (UNITED STATES
                                                              UNLESS OTHERWISE
NAMES OF REPORTING PERSONS                                       INDICATED)
---------------------------                                   ----------------
Peter C. Aberg
Raanan A. Agus
Syed H. Ahmad                                                     Pakistan
Yusuf A. Aliredha                                                 Bahrain
John A. Ashdown                                                      UK
Philippe J. Altuzarra                                              France
Akio Asuke                                                         Japan
Neil Z. Auerbach
Armen A. Avanessians
Dean C. Backer
Steven M. Barry
Christopher M. Barter
Stacy Bash-Polley
Jonathan A. Beinner
Driss Ben-Brahim                                                  Morocco
Milton R. Berlinski                                           The Netherlands
Frances R. Bermanzohn
Paul D. Bernard
Stuart N. Bernstein
Jean-Luc Biamonti                                                  Monaco
Lloyd C. Blankfein
Charles W.A. Bott                                                    UK
Craig W. Broderick
Richard J. Bronks                                                    UK
John J. Bu
Lawrence V. Calcano
Richard M. Campbell-Breeden                                          UK
Gerald J. Cardinale
Mark M. Carhart
Anthony H. Carpet
Michael J. Carr
Chris Casciato
Amy L. Chasen
Andrew A. Chisholm                                                 Canada
Robert J. Christie
Jane P. Chwick
Kent A. Clark                                                      Canada
Abby Joseph Cohen
Alan M. Cohen
Gary D. Cohn
Christopher A. Cole
Laura C. Conigliaro
Thomas G. Connolly                                              Ireland/USA
Frank T. Connor
Linnea K. Conrad
Karen R. Cook                                                        UK
Edith W. Cooper
Thomas W. Cornacchia
Henry Cornell
E. Gerald Corrigan
Claudio Costamagna                                                 Italy
Frank L. Coulson, Jr.
Randolph L. Cowen
Brahm S. Cramer                                                    Canada
Neil D. Crowder
Matthew H. Cyzer                                                     UK
Michael D. Daffey                                                Australia
John S. Daly                                                      Ireland
Stephen D. Daniel                                                  Canada
Philip M. Darivoff
Diego De Giorgi                                                    Italy
Michael G. De Lathauwer                                           Belgium
Francois-Xavier de Mallmann                                   France/Switzerland
Daniel L. Dees
Mark Dehnert
Paul C. Deighton                                                     UK
Juan A. Del Rivero                                                 Spain
James Del Favero                                                 Australia
Martin R. Devenish                                                   UK
Armando A. Diaz
Alexander C. Dibelius                                             Germany
Simon P. Dingemans                                                   UK
Joseph P. DiSabato
Suzanne O. Donohoe
Mario Draghi                                                       Italy
William C. Dudley
Jay S. Dweck
Michael L. Dweck
Gordon E. Dyal
Isabelle Ealet                                                     France
Kenneth M. Eberts III
Paul S. Efron
Herbert E. Ehlers
Edward K. Eisler                                                  Austria
Kathleen G. Elsesser
Michael P. Esposito
J. Michael Evans Canada
Elizabeth C. Fascitelli
Steven M. Feldman
Stephen C. Fitzgerald                                            Australia
Pierre-Henri Flamand                                               France
Edward C. Forst
Christopher G. French                                                UK
Richard A. Friedman

        ITEM 1                                                     ITEM 6
---------------------------                                      CITIZENSHIP
                                                              (UNITED STATES
                                                              UNLESS OTHERWISE
NAMES OF REPORTING PERSONS                                       INDICATED)
---------------------------                                   ----------------
Robert K. Frumkes
Enrico S. Gaglioti
James R. Garvey                                                   Ireland
Peter C. Gerhard
Rajiv A. Ghatalia                                                  India
Robert R. Gheewalla
Scott A. Gieselman
Gary T. Giglio
H. John Gilbertson, Jr.
Justin G. Gmelich
Richard J. Gnodde                                                 Ireland/
                                                                South Africa
Jeffrey B. Goldenberg
James S. Golob
Gregg A. Gonsalves
Andrew M. Gordon
Frank J. Governali
William M. Grathwohl
Stefan Green                                                     Australia
David J. Greenwald
Douglas C. Grip
Peter Gross
Vishal Gupta                                                       India
Celeste A. Guth
Jana Hale Doty
Rumiko Hasegawa                                                    Japan
A. John Hass
Keith L. Hayes                                                       UK
David B. Heller
Robert D. Henderson
David L. Henle
Bruce A. Heyman
Stephen P. Hickey
Melina E. Higgins
Kenneth W. Hitchner
Maykin Ho
Margaret J. Holen
Peter Hollmann                                                    Germany
Philip Holzer                                                     Germany
Robert Howard
Zu Liu Frederick Hu                                                China
Edith A. Hunt
Phillip S. Hylander                                                  UK
Timothy J. Ingrassia
Raymond J. Iwanowski
William L. Jacob III
Adrian M. Jones                                                   Ireland
Robert C. Jones
Ravindra J. Joseph                                                 UK/USA
David A. Kaplan
Robert S. Kaplan
Scott B. Kapnick
Toshinobu Kasai                                                    Japan
James C. Katzman
Richard L. Kauffman
Carsten Kengeter                                                  Germany
Kevin W. Kennedy
Thomas J. Kenny
Philippe Khuong-Huu                                                France
Douglas W. Kimmelman
Robert C. King, Jr.
Timothy M. Kingston
Shigeki Kiritani                                                   Japan
Ewan M. Kirk                                                         UK
Remy Klammers                                                      France
Peter S. Kraus
Joseph A. LaNasa III
Eric S. Lane
Anthony D. Lauto
John J. Lauto
George C. Lee
Gregg R. Lemkau
Hughes B. Lepic                                                    France
Johan Leven                                                        Sweden
Jack Levy
Matthew G. L'Heureux
Gwen R. Libstag
Mitchell J. Lieberman
Ryan D. Limaye
Josephine Linden                                                     UK
Anthony W. Ling                                                      UK
Robert Litterman
Victor M. Lopez-Balboa
Antigone Loudiadis                                                   UK
Mark G. Machin                                                       UK
John A. Mahoney
Charles G. R. Manby                                                  UK
Robert J. Markwick                                                   UK
Alison J. Mass
John J. Masterson
David J. Mastrocola
Kathy M. Matsui
George N. Mattson
Jason E. Maynard
Theresa E. McCabe
Ian R. McCormick                                                     UK

        ITEM 1                                                     ITEM 6
---------------------------                                      CITIZENSHIP
                                                              (UNITED STATES
                                                              UNLESS OTHERWISE
NAMES OF REPORTING PERSONS                                       INDICATED)
---------------------------                                   ----------------
Mark E. McGoldrick
Stephen J. McGuinness
John W. McMahon
Audrey A. McNiff
Robert A. McTamaney
Sanjeev K. Mehra                                                    India
Michael R. Miele
Therese L. Miller
Masanori Mochida                                                    Japan
Philip J. Moffitt                                                 Australia
Thomas K. Montag
William C. Montgomery
Wayne L. Moore
J. Ronald Morgan III
Simon P. Morris                                                       UK
Jeffrey M. Moslow
Sharmin Mossavar-Rahmani                                              UK
Gregory T. Mount
Donald R. Mullen
Marc O. Nachmann                                                   Germany
Jeffrey P. Nedelman
Duncan L. Niederauer
Suzanne M. Nora Johnson
Anthony J. Noto
L. Peter O'Hagan                                                    Canada
Terence J. O'Neill                                                    UK
Timothy J. O'Neill
Richard T. Ong                                                     Malaysia
Taneki Ono                                                          Japan
Nigel M. O'Sullivan                                                   UK
Terence M. O'Toole
Fumiko Ozawa
Robert J. Pace
Gregory K. Palm
James R. Paradise                                                     UK
Geoffrey M. Parker
Sanjay H. Patel                                                     India
Henry M. Paulson, Jr.
Arthur J. Peponis
David B. Philip
Stephen R. Pierce
Andrea Ponti                                                      Italy/USA
Ellen R. Porges
Richard H. Powers
Kevin A. Quinn
Jean Raby                                                           Canada
John J. Rafter                                                     Ireland
Charlotte P. Ransom                                                   UK
Joseph Ravitch
Jeffrey A. Resnick
William M. Roberts
John F. W. Rogers
Emmanuel Roman                                                      France
Eileen P. Rominger
Ralph F. Rosenberg
Ivan Ross
Stuart M. Rothenberg
Paul M. Russo
Richard M. Ruzika
David C. Ryan
Michael D. Ryan
Katsunori Sago                                                      Japan
Pablo J. Salame                                                    Ecuador
J. Michael Sanders
Muneer A. Satter
Marcus Schenck                                                     Germany
Gary B. Schermerhorn
Stephen M. Scherr
Howard B. Schiller
Jeffrey W. Schroeder
Eric S. Schwartz
Harvey M. Schwartz
Steven M. Scopellite
Karen D. Seitz
Lisa M. Shalett
Richard S. Sharp                                                      UK
David G. Shell
Richard G. Sherlund
Michael S. Sherwood                                                   UK
Ravi M. Singh
Ravi Sinha                                                        India/USA
Edward M. Siskind
Jeffrey S. Sloan
Michael M. Smith
Sarah E. Smith                                                        UK
Jonathan S. Sobel
David M. Solomon
Daniel L. Sparks
Marc A. Spilker
Esta E. Stecher
Steven H. Strongin
Hsueh J. Sung                                                       Taiwan
Gene T. Sykes
Shahriar Tadjbakhsh
Greg W. Tebbe
Roland W. Tegeder                                                  Germany
David H. Tenney

        ITEM 1                                                     ITEM 6
---------------------------                                      CITIZENSHIP
                                                              (UNITED STATES
                                                              UNLESS OTHERWISE
NAMES OF REPORTING PERSONS                                       INDICATED)
---------------------------                                   ----------------
Mark R. Tercek
Massimo Tononi                                                      Italy
Mark J. Tracey                                                        UK
Stephen S. Trevor
Byron D. Trott
Michael A. Troy
Donald J. Truesdale
Irene Y. Tse                                                      Hong Kong
Robert B. Tudor III
Eiji Ueda                                                           Japan
Kaysie P. Uniacke
Ashok Varadhan
Corrado P. Varoli                                                   Canada
John J. Vaske
David A. Viniar
David H. Voon
John E. Waldron
George H. Walker IV
David M. Weil
Theodor Weimer                                                     Germany
John S. Weinberg
Peter A. Weinberg
Gregg S. Weinstein
George W. Wellde, Jr.
Lance N. West
Matthew Westerman                                                     UK
Elisha Wiesel
William Wicker
C. Howard Wietschner
Susan A. Willetts
Todd A. Williams
John S. Willian
Kendrick R. Wilson III
Jon Winkelried
Michael S. Wishart
Tracy R. Wolstencroft
Jon A. Woodruff
W. Thomas York, Jr.
Wassim G. Younan                                                   Lebanon
Paul M. Young
William J. Young
Paolo Zannoni                                                       Italy
Yoel Zaoui                                                         France
Jide J. Zeitlin
Kevin Zhang                                                         China

REPORTING ENTITIES

           ITEM 1                                               ITEM 6                 NAME OF ESTABLISHING
       NAME OF ENTITY                TYPE OF ENTITY     PLACE OF ORGANIZATION             COVERED PERSON
--------------------------------     --------------     ---------------------      ---------------------------
Anahue Limited                        Corporation              Jersey                  Andrew A. Chisholm
Bott 2004 Settlement                     Trust                   UK                     Charles W.A. Bott
Campbell-Breeden 2004 Settlement         Trust                   UK                Richard M. Campbell-Breeden
Chambolle Limited                     Corporation              Jersey                    Emmanuel Roman
Deighton 2004 Settlement                 Trust                   UK                     Paul C. Deighton
Devenish 2004 Settlement                 Trust                   UK                    Martin R. Devenish
Dingemans 2004 Settlement                Trust                   UK                    Simon P. Dingemans
Drayton 2004 Settlement                  Trust                   UK                       Karen R. Cook
French 2004 Settlement                   Trust                   UK                   Christopher G. French
HJS2 Limited                          Corporation          Cayman Islands                 Hsueh J. Sung
Kirk 2004 Settlement                     Trust                   UK                       Ewan M. Kirk
Ling 2004 Settlement                     Trust                   UK                      Anthony W. Ling
Manby 2004 Settlement                    Trust                   UK                    Charles G.R. Manby
Markwick 2004 Settlement                 Trust                   UK                    Robert J. Markwick
O'Neill 2004 Trust                       Trust                   UK                    Terence J. O'Neill
Ransom 2004 Settlement                   Trust                   UK                    Charlotte P. Ransom
RJG Holding Company                   Corporation          Cayman Islands               Richard J. Gnodde
Robinelli Limited                     Corporation              Jersey                  Claudio Costamagna
Sharp 2004 Settlement                    Trust                   UK                     Richard S. Sharp
Sherwood 2004 Settlement                 Trust                   UK                    Michael S. Sherwood
Tracey 2004 Settlement                   Trust                   UK                      Mark J. Tracey
Westerman 2004 Settlement                Trust                   UK                     Matthew Westerman
Zurrah Limited                        Corporation              Jersey                      Yoel Zaoui

            This Amendment No. 58 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 58 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1. SECURITY AND ISSUER

            This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

ITEM 2. IDENTITY AND BACKGROUND

            (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to a Shareholders' Agreement, dated as of May 7, 1999 and amended and restated as of June 22, 2004 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

            Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a Participating Managing Director (as defined in
Item 6 below) employed by GS Inc. or one of its affiliates. GS Inc. is a global investment banking and securities firm. The business address of each Covered Person for purposes of this Schedule is 85 Broad Street, New York, New York 10004.

            Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands; and (iii) in the case of entities organized in the United States, 85 Broad Street, New York, New York 10004.

            (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations;
(ii) the former owners (the "Hull Covered Persons") of Hull and Associates, L.L.C. ("Hull") and the former members (the "SLK Covered Persons" and, together with the Hull Covered Persons, the "Acquisition Covered Persons") of SLK LLC acquired certain shares of Common Stock in exchange for their interests in Hull or SLK LLC, as applicable; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The

Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

            Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4. PURPOSE OF TRANSACTIONS

            The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or the combination of GS Inc. with SLK LLC, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

            Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

            Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

            (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

            (c) Except as described in Annex E or previously reported on
Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the past 60 days.

            (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. The Shareholders' Agreement was amended and restated effective as of the close of business on June 22, 2004. References to the "board of directors" are to the board of directors of The Goldman Sachs Group, Inc.

            The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee (the "Participating Managing Directors").

            The "Voting Shares" include all of the shares of Common Stock of which a Covered Person is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan) and the shares of Common Stock held by the trust underlying a Goldman Sachs Compensation Plan (as defined in the Shareholders' Agreement) and allocated to a Covered Person. The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

            Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below) (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Any shares beneficially owned by a Covered Person through a Reporting Entity may be deemed to count toward the satisfaction of the Transfer Restrictions.

            For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, becomes vested in an award under The Goldman Sachs Defined Contribution Plan with respect to fiscal 1999 or 2000 or exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering). The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units, Defined Contribution Plan awards or stock options, less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director.

WAIVERS

            The Shareholders' Committee, described below under "Information Regarding the Shareholders' Committee," has the power to waive the Transfer Restrictions to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; transfer Common Stock held in employee benefit plans; and transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally.

            In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

            In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

            Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

            The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

            The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

            Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

            The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Henry M. Paulson, Jr., Robert S. Kaplan and Lloyd C. Blankfein are the members of the Shareholders' Committee.

PLEDGE AGREEMENTS

              On July 31, 2000, certain Covered Persons pledged some of their shares of Common Stock to obtain approximately $400,000,000 in loan commitments to make investments from time to time in certain merchant banking funds sponsored by GS Inc. The loan commitments are for five years, may be drawn upon from time to time and generally require that any loans be collateralized by shares of Common Stock with a market value four times that of the amount borrowed. Pursuant to Rule 13d-3(d)(3) under the Securities Exchange Act of 1934, as amended, the pledgees did not acquire beneficial ownership of the pledged shares by virtue of the pledge.

            In addition, one or more Covered Persons have pledged in the aggregate 555,075 shares of Common Stock to a bank as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.

REGISTRATION RIGHTS INSTRUMENT FOR CHARITABLE DONATIONS

            In connection with the donations of shares of Common Stock by certain Covered Persons to certain charitable organizations on December 13, 1999, December 22, 2000, December 26, 2001, January 9, 2002, December 23, 2002,
January 8, 2003, December 22, 2003 and January 8, 2004, GS Inc. entered into a Registration Rights Instrument and five substantially similar Supplemental Registration Rights Instruments (the "Charitable Supplements"). The following is a description of the Registration Rights Instrument, as supplemented by the Charitable Supplements. The Registration Rights Instrument and the Charitable Supplements are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

            Pursuant to the Registration Rights Instrument and the Charitable Supplements, GS Inc. has agreed to register the donated shares of Common Stock for resale by charitable foundations and public charities. GS Inc. has agreed in the Registration Rights Instrument and the Charitable Supplements to pay all of the fees and expenses relating to the offering by the charitable organizations, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the charitable organizations in connection with their resales. GS Inc. also has agreed to indemnify the charitable organizations against certain liabilities, including those arising under the Securities Act.

            GS Inc. may amend the Registration Rights Instrument and the Charitable Supplements in any manner that it deems appropriate, without the consent of any charitable organization. However, GS Inc. may not make any amendment that would cause the shares of Common Stock to fail to be "qualified appreciated stock" within the meaning of Section 170 of the Internal Revenue Code. In addition, GS Inc. may not make any amendment that would materially and adversely affect the rights of any charitable organization without the consent of a majority of the materially and adversely affected charitable organizations.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

            In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument (the "EMD Supplement"), which supplements the Registration Rights Instrument referred to above. The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

            Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

            Certain Covered Persons, Reporting Entities and estate planning entities (which are not Reporting Entities) established by Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

MATERIAL TO BE FILED AS EXHIBITS

Exhibit                                        Description
-------                                        -----------
    A.    Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File
          No. 005-56295)).

    B.    Supplemental Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the Initial Schedule 13D, filed December
          17, 1999 (File No. 005-56295)).

    C.    Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to
          Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

    D.    Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the
          Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

    E.    Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2,
          2000 (File No. 005-56295)).

    F.    Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the
          Initial Schedule 13D, filed March 29, 2001 (File No. 005-56295)).

    G.    Supplemental Registration Rights Instrument, dated as of December 21, 2000 (incorporated by reference to Exhibit AA to Amendment No. 12 to the Initial Schedule 13D, filed January
          23, 2001 (File No. 005-56295)).

    H.    Supplemental Registration Rights Instrument, dated as of December 21, 2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006)
          filed by The Goldman Sachs Group, Inc.).

    I.    Supplemental Registration Rights Instrument, dated as of December 20, 2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No.
          333-101093) filed by The Goldman Sachs Group, Inc.).

    J.    Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8,
          2003 (File No. 005-56295)).

    K.    Supplemental Registration Rights Instrument, dated as of December 19, 2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No.
          333-110371) filed by The Goldman Sachs Group, Inc.).

    L.    Amended and Restated Shareholders' Agreement, effective as of the close of business on
          June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial
          Schedule 13D, filed June 22, 2004 (File No. 005-56295)).

                                                                         ANNEX A

    INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                               REPORTING ENTITIES.

                                                                   CONVICTIONS OR       BENEFICIAL
                                                                    VIOLATIONS OF     OWNERSHIP OF THE
                                                                  FEDERAL OR STATE  COMMON STOCK OF THE
                                                                  LAWS WITHIN THE      GOLDMAN SACHS
  NAME      CITIZENSHIP    BUSINESS ADDRESS   PRESENT EMPLOYMENT  LAST FIVE YEARS       GROUP, INC.
----------  -----------  -------------------  ------------------  ----------------  -------------------
Steven M.       USA      85 Broad Street      Managing Director,        None        Less than 1% of the
Bunson                   New York, NY         The Goldman Sachs                     outstanding shares
                         10004                Group, Inc.                           of Common Stock.

Russell E.      USA      85 Broad Street      Managing Director,        None        Less than 1% of the
Makowsky                 New York, NY         The Goldman Sachs                     outstanding shares
                         10004                Group, Inc.                           of Common Stock.

Michael H.      UK       26 New Street,       Partner,                  None        None
Richardson               St. Helier, Jersey,  Bedell Cristin
                         JE4 3RA

Anthony J.      UK       26 New Street,       Partner,                  None        None
Dessain                  St. Helier, Jersey,  Bedell Cristin
                         JE4 3RA

                                                                         ANNEX B

ITEMS 2(D)
    AND 2(E).     INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                         ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

              None.

                                                                         ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE
           EXERCISABLE WITHIN 60 DAYS.

An aggregate of 21,947,876 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options, all of which have vested and are exercisable.

The share amount given above includes the gross number of shares of Common Stock underlying these options, and is included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because the options represent a right to acquire beneficial ownership within 60 days of the date hereof. Upon delivery of the shares upon the exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                         ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY
           COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

On December 14, 2004, December 29, 2004 and January 6, 2005, an aggregate of 30,981,587,646 and 878,107 shares of Common Stock, respectively, were delivered pursuant to the terms of an equal number of restricted stock units. Upon delivery, these shares became Voting Shares.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

     COVERED PERSON                   NUMBER OF SHARES        TRADE DATE     PRICE PER SHARE (IN $)
-------------------------             ----------------        ----------     ----------------------
Biamonti, Jean-Luc                          3,000              12/17/04                  105
Cardinale, Gerald J                         1,000              12/17/04                  105
Cohen, Abby Joseph                          5,000              12/17/04             104.6224
Conigliaro, Laura C                        14,500              12/17/04             105.0659
Robinelli Limited                           1,137              12/17/04                  105
Robinelli Limited                             950              12/17/04                  105
Cowen, Randolph L                          25,000              12/17/04             104.9206
Daly, John S                                3,000              12/17/04                104.5
Dingemans, Simon                           20,000              12/17/04                  105
Dweck, Michael L                            4,674              12/17/04                104.8
Efron, Paul S                              15,000              12/17/04             104.2025
Elsesser, Kathleen G                       10,450              12/17/04             104.5648
Flamand, Pierre-Henri                         667              12/17/04               104.92
Gieselman, Scott A                         19,641              12/17/04             104.8711
Giglio, Gary T                              1,000              12/17/04                104.1
Gilbertson Jr, H. John                     10,000              12/17/04                104.1
Golob, James S                              2,500              12/17/04               104.97
Governali, Frank J                         14,192              12/17/04             104.9577
Greenwald, David J                          2,000              12/17/04                104.1
Gross, Peter                                1,000              12/17/04               104.98
Henle, David L                             10,000              12/17/04                  105
Hickey, Stephen P                           7,200              12/17/04             104.2333
Ho, Maykin                                  2,000              12/17/04                  105
Kengeter, Carsten                             533              12/17/04                104.1
Kengeter, Carsten                           2,139              12/17/04                104.1
Kimmelman, Douglas W                       30,000              12/17/04                  105
Lemkau, Gregg R                             3,000              12/17/04             104.4667
Leven, Johan                                3,116              12/17/04                104.1
Leven, Johan                                1,884              12/17/04                104.1
Mahoney, John A                            10,000              12/17/04               104.63
McCabe, Theresa E                           5,000              12/17/04                104.8
McGuinness, Stephen J                      30,000              12/17/04             104.6917
Mossavar-Rahmani, Sharmin                  10,000              12/17/04             104.3162
O'Neill, Terence J                         60,000              12/17/04             104.6964
Pace, Robert J                             35,000              12/17/04             104.7513
Philip, David B                             7,000              12/17/04             104.3257
Porges, Ellen R                             1,550              12/17/04             104.9287
Rogers, John F.W                           51,182              12/17/04             104.5278
Ross, Ivan                                  1,000              12/17/04                104.9

     COVERED PERSON                   NUMBER OF SHARES        TRADE DATE     PRICE PER SHARE (IN $)
-------------------------             ----------------        ----------     ----------------------
Rothenberg, Stuart M                       10,000              12/17/04                  105
Rothenberg, Stuart M                       15,000              12/17/04                  105
Russo, Paul M                                 377              12/17/04                104.5
Sago, Katsunori                            10,861              12/17/04                104.5
Salame, Pablo J                            21,671              12/17/04                104.1
Schwartz, Harvey M                          5,000              12/17/04                  105
Scopellite, Steve M                         1,300              12/17/04             105.0054
Sherlund, Richard G                        67,593              12/17/04             104.5251
Sinha, Ravi                                10,000              12/17/04               104.91
Smith, Michael M                            3,600              12/17/04               104.15
Sobel, Jonathan S                          20,000              12/17/04                104.1
Tebbe, Greg W                              16,648              12/17/04             104.4801
Tegeder, Roland W                           2,528              12/17/04                104.1
Tercek, Mark R                             15,000              12/17/04              105.275
Tercek, Mark R                             15,000              12/17/04              104.265
Trevor, Stephen S                           3,000              12/17/04              104.492
Trott, Byron D                             21,963              12/17/04                104.1
Tse, Irene Y                                3,513              12/17/04                  105
Ueda, Eiji                                  9,700              12/17/04                104.1
Voon, David H                               6,243              12/17/04             104.7338
Weil, David M                              10,000              12/17/04                104.3
Weinberg, John S                           50,000              12/17/04                  105
Weinberg, John S                           50,000              12/17/04                104.1
Weinberg, John S                           50,000              12/17/04                104.1
Weinberg, Peter A                          50,000              12/17/04                104.1
Weinberg, Peter A                          25,000              12/17/04                104.1
Weinberg, Peter A                          50,000              12/17/04                104.1
Weinberg, Peter A                          25,000              12/17/04                104.1
Wietschner, C. Howard                         500              12/17/04                   90
Wilson III, Kendrick R                     30,000              12/17/04             104.6827
Zannoni, Paolo                             23,728              12/17/04                104.1
Zannoni, Paolo                              4,695              12/17/04                104.1
Cardinale, Gerald J                         4,076              12/20/04             104.7036
Chwick, Jane P                              1,527              12/20/04             104.8014
Coulson Jr, Frank L                        10,000              12/20/04             104.6947
Cramer, Brahm S                             1,098              12/20/04               104.74
Daly, John S                                1,000              12/20/04               104.67
Dees, Daniel L                              1,000              12/20/04               103.76
Del Rivero, Juan A                         12,638              12/20/04               103.76
Hale Doty, Jana                             2,500              12/20/04                  105
Elsesser, Kathleen G                        1,449              12/20/04                104.8
Guth, Celeste A                             4,500              12/20/04             104.8969
Henle, David L                             10,000              12/20/04                  105
Ho, Maykin                                  3,000              12/20/04                  105
Jacob III, William L                        5,000              12/20/04              104.356
Kenny, Thomas J                             2,584              12/20/04             104.4496
Lieberman, Mitchell J                       5,687              12/20/04                  105
Linden, Josephine                           1,000              12/20/04               103.71
Litterman, Robert B                         5,000              12/20/04             104.6558
Montgomery, William C                       6,167              12/20/04             103.6048
Moslow, Jeffrey M                           3,000              12/20/04               104.46
O'Neill, Timothy J                        100,000              12/20/04             104.0744

     COVERED PERSON                   NUMBER OF SHARES        TRADE DATE     PRICE PER SHARE (IN $)
-------------------------             ----------------        ----------     ----------------------
Philip, David B                             3,582              12/20/04             104.7599
Rominger, Eileen P                          8,000              12/20/04             103.4541
Ross, Ivan                                  2,000              12/20/04              103.554
Russo, Paul M                               2,500              12/20/04                104.7
Sago, Katsunori                            10,861              12/20/04                104.7
Sago, Katsunori                            10,861              12/20/04                104.2
Schwartz, Eric S                            8,334              12/20/04             104.1638
Smith, Michael M                            3,500              12/20/04             104.5643
HJS2 Limited                                2,500              12/20/04               104.55
HJS2 Limited                                2,500              12/20/04               104.25
Trevor, Stephen S                           3,000              12/20/04             104.1667
Zaoui, Yoel                                 7,085              12/20/04                  105
Zaoui, Yoel                                19,474              12/20/04                  105
Zhang, Kevin                                5,908              12/20/04               103.76
Conigliaro, Laura C                        14,200              12/21/04             104.3414
Coulson Jr, Frank L                        10,000              12/21/04             104.3964
Cramer, Brahm S                            11,168              12/21/04             104.5037
Daly, John S                                1,000              12/21/04               104.28
Darivoff, Philip M                         10,000              12/21/04                  105
Dees, Daniel L                                500              12/21/04                104.5
Hale Doty, Jana                             2,500              12/21/04             105.0524
Frumkes, Robert K                           5,000              12/21/04             104.5048
Grathwohl, William M                       10,000              12/21/04               104.75
Gross, Peter                                4,946              12/21/04             105.0127
Guth, Celeste A                             4,000              12/21/04              104.785
Ho, Maykin                                  4,000              12/21/04               105.08
Jacob III, William L                        6,000              12/21/04             104.4535
Kennedy, Kevin W                           25,000              12/21/04             104.3344
Kraus, Peter S                             25,000              12/21/04             104.9252
Lauto, John J                               1,000              12/21/04                  105
Lemkau, Gregg R                             1,000              12/21/04                  105
Mattson, George N                           2,000              12/21/04               104.66
Moslow, Jeffrey M                           3,000              12/21/04             104.3047
Mullen, Donald R                            3,293              12/21/04             104.5215
O'Neill, Timothy J                         20,000              12/21/04                  105
Pace, Robert J                              5,000              12/21/04               105.15
Pace, Robert J                              2,500              12/21/04               105.05
Pace, Robert J                              2,000              12/21/04               105.03
Pace, Robert J                                500              12/21/04               105.01
Porges, Ellen R                             3,500              12/21/04             104.5329
Quinn, Kevin A                              4,000              12/21/04                  105
Ross, Ivan                                  2,000              12/21/04               104.65
Russo, Paul M                               6,000              12/21/04             104.5922
Schwartz, Eric S                            8,333              12/21/04             104.5109
Schwartz, Harvey M                          5,000              12/21/04                  105
Scopellite, Steve M                         5,000              12/21/04                  105
Smith, Michael M                            2,000              12/21/04              104.745
Sykes, Gene T                              25,000              12/21/04             104.4547
Tercek, Mark R                             15,000              12/21/04                  105
Trevor, Stephen S                           3,000              12/21/04              104.489
Uniacke, Kaysie P                           9,000              12/21/04              104.794
Weil, David M                              10,000              12/21/04                  105

     COVERED PERSON                   NUMBER OF SHARES        TRADE DATE     PRICE PER SHARE (IN $)
-------------------------             ----------------        ----------     ----------------------
Beinner, Jonathan A                        11,980              12/22/04             105.3271
Bott, Charles W.A                           2,284              12/22/04               104.45
Cardinale, Gerald J                           500              12/22/04               105.44
Del Favero, James                           5,000              12/22/04               104.45
Greenwald, David J                          2,000              12/22/04               104.89
Guth, Celeste A                             1,000              12/22/04              105.063
Ho, Maykin                                  4,000              12/22/04                  105
Jacob III, William L                        3,000              12/22/04             105.1233
Moslow, Jeffrey M                           3,000              12/22/04              105.064
Mossavar-Rahmani, Sharmin                  10,000              12/22/04              104.881
Pace, Robert J                             10,000              12/22/04             105.3355
Ross, Ivan                                  1,500              12/22/04             104.6273
Russo, Paul M                               1,500              12/22/04             105.2367
Schwartz, Eric S                            8,333              12/22/04             104.8921
Scopellite, Steve M                         3,067              12/22/04                  105
Smith, Michael M                              500              12/22/04              105.354
HJS2 Limited                                2,500              12/22/04                  105
Sykes, Gene T                              25,000              12/22/04             105.0003
Sykes, Gene T                              15,300              12/22/04                105.5
Trevor, Stephen S                           3,000              12/22/04             104.9133
Ueda, Eiji                                  3,000              12/22/04                105.3
Vaske, John J                               8,504              12/22/04                  105
Williams, Todd A                           20,000              12/22/04             105.4111
Cole, Christopher A                        10,000              12/23/04             104.7947
Darivoff, Philip M                         15,000              12/23/04              105.003
Gross, Peter                                3,000              12/23/04               105.07
Guth, Celeste A                             2,000              12/23/04                  105
Ho, Maykin                                  4,000              12/23/04                  105
Kennedy, Kevin W                           25,000              12/23/04             105.0872
Lepic, Hughes B                             7,503              12/23/04               105.28
Lepic, Hughes B                             6,613              12/23/04               105.26
Lepic, Hughes B                             2,111              12/23/04               105.29
Lepic, Hughes B                               722              12/23/04               105.25
Lepic, Hughes B                               612              12/23/04               105.31
Lepic, Hughes B                               555              12/23/04               105.27
Lepic, Hughes B                               334              12/23/04                105.3
Lepic, Hughes B                             5,997              12/23/04               105.28
Lepic, Hughes B                             5,287              12/23/04               105.26
Lepic, Hughes B                             1,689              12/23/04               105.29
Lepic, Hughes B                               578              12/23/04               105.25
Lepic, Hughes B                               488              12/23/04               105.31
Lepic, Hughes B                               445              12/23/04               105.27
Lepic, Hughes B                               266              12/23/04                105.3
Litterman, Robert B                         5,000              12/23/04              105.073
Moslow, Jeffrey M                           3,000              12/23/04              105.054
Pace, Robert J                             10,000              12/23/04             104.8352
Rafter, John J                              9,030              12/23/04             104.8018
Ross, Ivan                                  2,500              12/23/04              105.292
Russo, Paul M                               2,000              12/23/04             104.9675
Ryan, Michael D                            25,000              12/23/04                  105
Scopellite, Steve M                           408              12/23/04               105.09
Sinha, Ravi                                11,000              12/23/04             104.5379

     COVERED PERSON                   NUMBER OF SHARES        TRADE DATE     PRICE PER SHARE (IN $)
-------------------------             ----------------        ----------     ----------------------
Smith, Michael M                              300              12/23/04                  105
Uniacke, Kaysie P                           3,000              12/23/04              105.236
Berlinski, Milton R                        19,100              12/27/04                  105
Gonsalves, Gregg A                          1,000              12/27/04               104.52
Henle, David L                             10,000              12/27/04                  105
Mossavar-Rahmani, Sharmin                  10,000              12/27/04                104.2
Russo, Paul M                               2,000              12/27/04               104.88
Uniacke, Kaysie P                           7,000              12/27/04                  105
Bernstein, Stuart N                           500              12/28/04                  105
Biamonti, Jean-Luc                          4,000              12/28/04                  105
Calcano, Lawrence V                        10,000              12/28/04                  105
Ho, Maykin                                  6,000              12/28/04             105.0552
Moslow, Jeffrey M                           3,000              12/28/04               105.05
Mossavar-Rahmani, Sharmin                  10,000              12/28/04             105.0896
O'Neill, Timothy J                         20,000              12/28/04                  105
Russo, Paul M                               2,000              12/28/04                  105
Ryan, Michael D                            10,000              12/28/04             105.0743
Auerbach, Neil Z                            1,636              12/29/04                  105
Auerbach, Neil Z                            1,635              12/29/04               104.64
Avanessians, Armen A                       10,000              12/29/04                  105
Avanessians, Armen A                       10,000              12/29/04               104.75
Christie, Robert J                          5,000              12/29/04                  105
Cole, Christopher A                        10,000              12/29/04              104.722
De Giorgi, Diego                            4,000              12/29/04               104.39
Higgins, Melina E                           6,630              12/29/04               105.06
Ho, Maykin                                  3,000              12/29/04                105.1
Moslow, Jeffrey M                           3,000              12/29/04             105.1293
Moslow, Jeffrey M                           2,940              12/29/04                104.9
Russo, Paul M                               3,000              12/29/04             104.7347
Scherr, Stephen M                             637              12/29/04               104.69
York Jr, W                                  1,752              12/29/04             104.8775
Bernstein, Stuart N                         1,000              12/30/04               105.25
Cole, Christopher A                         5,000              12/30/04                104.9
Connolly, Thomas G                         23,448              12/30/04             104.9727
Greenwald, David J                          1,938              12/30/04             105.3648
Henle, David L                             10,000              12/30/04             105.2555
Hu, Zu Liu Frederick                        2,700              12/30/04               105.13
Hu, Zu Liu Frederick                        1,300              12/30/04               105.19
Mattson, George N                           1,000              12/30/04                105.5
Russo, Paul M                               2,000              12/30/04               105.05
Sykes, Gene T                              34,700              12/30/04                105.5
Ueda, Eiji                                  3,000              12/30/04                105.3
Weil, David M                              15,869              12/30/04                  105
Young, Paul M                               1,900              12/30/04               105.23
Young, Paul M                                 118              12/30/04               105.25
Russo, Paul M                               1,907              12/31/04             104.2926
Giglio, Gary T                              1,000                1/3/05               104.52
Kenny, Thomas J                             1,128                1/3/05              104.952
Lauto, John J                                 900                1/3/05               104.98
Lauto, John J                                 100                1/3/05                  105
Linden, Josephine                           1,000                1/3/05               104.87
Philip, David B                             1,467                1/3/05               104.72

       COVERED PERSON                 NUMBER OF SHARES    TRADE DATE   PRICE PER SHARE (IN $)
       --------------                 ----------------    ----------   ----------------------
Quinn, Kevin A                            4,000             1/3/05            104.9635
Ross, Ivan                                2,000             1/3/05            104.8525
Dees, Daniel L                              500             1/4/05               104.8
Eberts III, Kenneth M                     6,600             1/4/05              104.85
Eberts III, Kenneth M                       226             1/4/05              104.86
Gerhard, Peter C                         10,000             1/4/05              105.05
Goldenberg, Jeffrey B                    20,000             1/4/05               104.8
Libstag, Gwen R                          15,000             1/4/05             104.962
Machin, Mark G                            5,000             1/4/05              104.75
McCabe, Theresa E                         7,182             1/4/05            104.2554
Moslow, Jeffrey M                         2,000             1/4/05              105.05
Raby, Jean                                1,000             1/4/05               104.9
Ross, Ivan                                1,000             1/4/05              104.73
Schwartz, Harvey M                        3,649             1/4/05                 105
HJS2 Limited                              5,000             1/4/05                 105
HJS2 Limited                              5,000             1/4/05               104.8
Trevor, Stephen S                         2,000             1/4/05               104.8
Altuzarra, Philippe J                     4,000             1/5/05              104.69
Altuzarra, Philippe J                     3,899             1/5/05              104.65
Altuzarra, Philippe J                     3,000             1/5/05               104.6
de Mallmann, Franoois-Xavier                990             1/5/05              103.75
Dees, Daniel L                              500             1/5/05               103.9
Garvey, James R                           3,500             1/5/05              104.49
Garvey, James R                             143             1/5/05              104.52
Golob, James S                            2,500             1/5/05              103.75
Linden, Josephine                         1,000             1/5/05              104.12
Machin, Mark G                            5,000             1/5/05            104.2588
Miele, Michael R                         10,000             1/5/05              103.75
Quinn, Kevin A                            5,000             1/5/05              104.44
Ross, Ivan                                1,000             1/5/05              104.21
Sago, Katsunori                          10,861             1/5/05              104.98
HJS2 Limited                              5,000             1/5/05               104.5
Trevor, Stephen S                         1,000             1/5/05              104.01
West, Lance N                             3,500             1/5/05              104.25
Broderick, Craig W                       10,000             1/6/05              104.14
Cardinale, Gerald J                       1,738             1/6/05              104.47
Dees, Daniel L                              388             1/6/05              103.96
Gerhard, Peter C                          9,600             1/6/05            104.8947
Gerhard, Peter C                          5,400             1/6/05            104.8947
Giglio, Gary T                            2,000             1/6/05              104.36
Gilbertson Jr, H. John                    1,055             1/6/05              104.25
Gilbertson Jr, H. John                    1,000             1/6/05              104.39
Gilbertson Jr, H. John                    1,000             1/6/05             104.405
Gilbertson Jr, H. John                    1,000             1/6/05              104.45
Gilbertson Jr, H. John                    1,000             1/6/05               105.2
Gilbertson Jr, H. John                    1,000             1/6/05              105.15
Gilbertson Jr, H. John                    1,000             1/6/05                 105
Gilbertson Jr, H. John                    1,000             1/6/05               104.8
Gilbertson Jr, H. John                    1,000             1/6/05               104.7
Gilbertson Jr, H. John                    1,000             1/6/05              104.64
Gilbertson Jr, H. John                    1,000             1/6/05               104.5
Gilbertson Jr, H. John                    1,000             1/6/05              104.49

       COVERED PERSON                 NUMBER OF SHARES    TRADE DATE   PRICE PER SHARE (IN $)
       --------------                 ----------------    ----------   ----------------------
Gilbertson Jr, H. John                    1,000             1/6/05              104.47
Gilbertson Jr, H. John                      195             1/6/05              105.15
Gilbertson Jr, H. John                    1,000             1/6/05               105.2
Gilbertson Jr, H. John                    1,000             1/6/05               104.5
Guth, Celeste A                           5,000             1/6/05                 105
Henle, David L                           10,000             1/6/05              105.14
Holen, Margaret J                         2,025             1/6/05            104.3693
Jacob III, William L                      7,449             1/6/05            104.2718
Kenny, Thomas J                           1,711             1/6/05              104.89
Kingston, Timothy M                       5,470             1/6/05                 105
Lee, George C                             8,741             1/6/05             105.065
Machin, Mark G                            5,000             1/6/05             104.561
McCabe, Theresa E                         5,000             1/6/05               104.2
O'Neill, Timothy J                       20,000             1/6/05                 105
Rafter, John J                            6,873             1/6/05               104.4
Rafter, John J                            3,558             1/6/05            104.4024
Ravitch, Joseph                           6,006             1/6/05            104.8508
Ross, Ivan                                2,000             1/6/05             104.895
Salame, Pablo J                           3,832             1/6/05            104.3832
Smith, Michael M                            419             1/6/05              104.16
HJS2 Limited                             10,000             1/6/05                 105
HJS2 Limited                              5,000             1/6/05              104.75
HJS2 Limited                              5,000             1/6/05               104.5
Trevor, Stephen S                         1,204             1/6/05                 104
Bernstein, Stuart N                         500             1/7/05              105.15
Carhart, Mark M                          10,000             1/7/05            105.1242
Corrigan, E Gerald                       10,000             1/7/05              105.23
Efron, Paul S                            10,000             1/7/05              105.23
Kennedy, Kevin W                         25,000             1/7/05            105.0726
Lemkau, Gregg R                           2,000             1/7/05                 105
Machin, Mark G                            5,000             1/7/05              105.04
Masterson, John J                         2,000             1/7/05              105.23
Porges, Ellen R                           1,827             1/7/05            104.9844
Quinn, Kevin A                            4,000             1/7/05              104.82
Ross, Ivan                                1,000             1/7/05             105.335
HJS2 Limited                             10,000             1/7/05              105.26
HJS2 Limited                             10,000             1/7/05              105.01
Bernstein, Stuart N                         500            1/10/05              105.26
Biamonti, Jean-Luc                        4,000            1/10/05                 105
Cohen, Abby Joseph                       10,000            1/10/05               104.6
Golob, James S                           10,000            1/10/05              104.28
Ho, Maykin                               10,154            1/10/05            105.2177
Hylander, Phillip S                       6,300            1/10/05              105.25
Hylander, Phillip S                       4,300            1/10/05              105.17
Hylander, Phillip S                       2,500            1/10/05              105.24
Hylander, Phillip S                       2,000            1/10/05              105.29
Hylander, Phillip S                       1,600            1/10/05              105.19
Hylander, Phillip S                       1,500            1/10/05              105.36
Hylander, Phillip S                       1,300            1/10/05              105.22
Hylander, Phillip S                       1,100            1/10/05              105.35
Hylander, Phillip S                         900            1/10/05              105.12
Hylander, Phillip S                         800            1/10/05              105.34

       COVERED PERSON                 NUMBER OF SHARES    TRADE DATE   PRICE PER SHARE (IN $)
       --------------                 ----------------    ----------   ----------------------
Hylander, Phillip S                         700            1/10/05              105.16
Hylander, Phillip S                         600            1/10/05              105.13
Hylander, Phillip S                         200            1/10/05              105.14
Hylander, Phillip S                         200            1/10/05              105.32
Hylander, Phillip S                         100            1/10/05              105.11
Hylander, Phillip S                         100            1/10/05              105.18
Hylander, Phillip S                         100            1/10/05              105.26
Hylander, Phillip S                         100            1/10/05              105.28
Hylander, Phillip S                         100            1/10/05               105.3
Hylander, Phillip S                         100            1/10/05              105.31
Hylander, Phillip S                          52            1/10/05              105.15
Linden, Josephine                         2,000            1/10/05            105.0825
McMahon, John W                          10,000            1/10/05            105.1848
Ravitch, Joseph                           2,500            1/10/05              105.21
Ravitch, Joseph                           1,000            1/10/05              105.38
Ross, Ivan                                1,000            1/10/05              105.22
Rothenberg, Stuart M                     10,000            1/10/05            105.2139
Solomon, David M                          5,000            1/10/05            105.1288
HJS2 Limited                             10,000            1/10/05              105.25
HJS2 Limited                             10,000            1/10/05            105.0036
HJS2 Limited                             10,000            1/10/05               104.6
Tebbe, Greg W                               956            1/10/05              104.75
West, Lance N                             2,180            1/10/05              105.22
West, Lance N                             1,157            1/10/05              105.22
Wicker, William M                         2,724            1/10/05            104.9112
Cooper, Edith W                           9,238            1/11/05              104.05
McCormick, Ian R                          3,606            1/11/05            103.7567
Morgan III, J.Ronald                      2,763            1/11/05            104.1568
O'Neill, Timothy J                       13,000            1/11/05            104.1762
Pierce, Stephen R                         5,000            1/11/05            104.0286
Sago, Katsunori                             837            1/11/05              104.05
Smith, Michael M                            557            1/11/05              103.93
Giglio, Gary T                            2,000            1/12/05            103.2715
Hickey, Stephen P                         2,500            1/12/05               104.1
Loudiadis, Antigone                         700            1/12/05              104.06
Loudiadis, Antigone                       2,400            1/12/05            104.0575
Pierce, Stephen R                         5,000            1/12/05            103.2716
Schiller, Howard B                       20,000            1/12/05             103.174
Tracey, Mark J                           10,000            1/12/05             102.979
Carhart, Mark M                           4,738            1/13/05            103.4329
Greenwald, David J                        1,000            1/13/05              102.95
Mullen, Donald R                         11,486            1/13/05            103.6034
Pierce, Stephen R                         5,000            1/13/05            103.3986
Schiller, Howard B                       20,000            1/13/05            103.4046
HJS2 Limited                              2,500            1/13/05            103.3036
HJS2 Limited                              2,500            1/13/05              103.75
Uniacke, Kaysie P                        20,574            1/13/05            103.9273
Christie, Robert J                        6,974            1/14/05            104.2803
Giglio, Gary T                            4,000            1/14/05              104.02
Gonsalves, Gregg A                       11,375            1/14/05            103.4531
Green, Stefan                             3,000            1/14/05                 104
Holzer, Philip                            2,000            1/14/05              103.65

       COVERED PERSON                 NUMBER OF SHARES    TRADE DATE   PRICE PER SHARE (IN $)
       --------------                 ----------------    ----------   ----------------------
Lopez-Balboa, Victor M                   43,661            1/14/05            103.6824
Lopez-Balboa, Victor M                    6,791            1/14/05            103.6824
Loudiadis, Antigone                      15,526            1/14/05            103.7031
Loudiadis, Antigone                      48,106            1/14/05             104.046
McGuinness, Stephen J                       801            1/14/05              103.35
Mount, Gregory T                          5,700            1/14/05              103.69
Mount, Gregory T                          3,300            1/14/05              103.75
O'Neill, Timothy J                       26,000            1/14/05            103.6445
Pierce, Stephen R                         5,000            1/14/05            103.6764
Raby, Jean                                  900            1/14/05              103.84
Raby, Jean                                  600            1/14/05              103.85
HJS2 Limited                              2,500            1/14/05              104.25
HJS2 Limited                              2,500            1/14/05              103.75
Ueda, Eiji                                  837            1/14/05              103.85
Biamonti, Jean-Luc                        4,000            1/18/05               104.5
Calcano, Lawrence V                      10,000            1/18/05              105.05
Christie, Robert J                       10,000            1/18/05                 105
Corrigan, E Gerald                       10,000            1/18/05            104.9251
Cyzer, Matthew H                          5,200            1/18/05              104.77
Cyzer, Matthew H                          4,200            1/18/05              104.71
Cyzer, Matthew H                          4,000            1/18/05              104.73
Cyzer, Matthew H                          2,800            1/18/05              104.72
Cyzer, Matthew H                             71            1/18/05              104.76
Daly, John S                              1,000            1/18/05              104.95
Goldenberg, Jeffrey B                     5,000            1/18/05                 105
Grathwohl, William M                      5,417            1/18/05                 105
Jones, Robert C                           2,500            1/18/05             104.952
Jones, Robert C                           2,500            1/18/05             104.942
Jones, Robert C                           2,500            1/18/05             104.934
Jones, Robert C                           2,500            1/18/05              104.91
Jones, Robert C                           2,500            1/18/05              104.85
Jones, Robert C                           2,500            1/18/05            104.7584
Jones, Robert C                           2,500            1/18/05              104.54
Jones, Robert C                           2,500            1/18/05              104.49
Jones, Robert C                             423            1/18/05              104.93
Kingston, Timothy M                       5,000            1/18/05                 105
Lauto, Anthony D                         50,000            1/18/05            104.6553
Lieberman, Mitchell J                     4,902            1/18/05                 105
Linden, Josephine                         1,000            1/18/05             104.686
Manby, Charles G R                       10,000            1/18/05                 105
Ravitch, Joseph                           5,667            1/18/05                 105
Chambolle Limited                           532            1/18/05              103.66
Chambolle Limited                         1,173            1/18/05              103.66
Ryan, Michael D                             637            1/18/05                 105
Siskind, Edward M                        16,111            1/18/05              104.94
Tudor III, Robert B                      30,000            1/18/05            104.9522
West, Lance N                             4,859            1/18/05              104.15
West, Lance N                             3,893            1/18/05              104.22
Zhang, Kevin                              2,412            1/18/05               103.6
Campbell-Breeden, Richard M              14,206            1/19/05            103.9855
Robinelli Limited                        33,333            1/19/05              104.33
French, Christopher G                    10,932            1/19/05            104.2493

     COVERED PERSON        NUMBER OF SHARES  TRADE DATE  PRICE PER SHARE (IN $)
     --------------        ----------------  ----------  ----------------------
Gilbertson Jr, H. John           20,000       1/19/05                  95
Hickey, Stephen P                 4,780       1/19/05            104.4646
Litterman, Robert B              12,000       1/19/05              104.33
Mossavar-Rahmani, Sharmin        10,000       1/19/05             104.678
Noto, Anthony J                  10,262       1/19/05            104.0253
Pace, Robert J                    5,000       1/19/05               104.4
Pace, Robert J                    5,000       1/19/05               104.1
Raby, Jean                          700       1/19/05              104.68
Raby, Jean                          300       1/19/05              104.67
Siskind, Edward M                10,806       1/19/05            103.8774
Siskind, Edward M                16,110       1/19/05            104.2528
HJS2 Limited                      5,300       1/19/05                  95
Uniacke, Kaysie P                    46       1/19/05               104.5
Vaske, John J                    10,000       1/19/05            104.1738
West, Lance N                     8,237       1/19/05              104.13
Wietschner, C. Howard               160       1/19/05              103.95
Aberg, Peter C                   10,000       1/20/05                 100
Carr, Michael J                  14,000       1/20/05            103.5229
Conrad, Linnea K                  6,000       1/20/05            103.4518
Cowen, Randolph L                20,000       1/20/05                 100
Cowen, Randolph L                15,000       1/20/05                  95
Cowen, Randolph L                15,000       1/20/05                  90
Daly, John S                      1,433       1/20/05              103.68
Dees, Daniel L                      812       1/20/05            103.3434
Efron, Paul S                    10,000       1/20/05                  95
Fascitelli, Elizabeth C          15,941       1/20/05            103.3612
Feldman, Steven M                 3,000       1/20/05            103.3683
Gerhard, Peter C                 25,000       1/20/05                 100
Giglio, Gary T                    4,000       1/20/05             103.311
Holzer, Philip                      300       1/20/05              103.52
Holzer, Philip                      212       1/20/05              103.44
Holzer, Philip                      200       1/20/05               103.6
Holzer, Philip                      200       1/20/05               103.5
Holzer, Philip                      200       1/20/05              103.41
Holzer, Philip                      100       1/20/05              103.75
Holzer, Philip                      100       1/20/05              103.66
Holzer, Philip                      100       1/20/05              103.59
Holzer, Philip                      100       1/20/05               103.4
Holzer, Philip                      100       1/20/05              103.39
Holzer, Philip                      100       1/20/05              103.37
Holzer, Philip                      100       1/20/05              103.35
Holzer, Philip                      100       1/20/05              103.34
Holzer, Philip                      100       1/20/05              103.29
Holzer, Philip                      100       1/20/05              103.25
Ingrassia, Timothy J             20,000       1/20/05            103.3634
Mattson, George N                 5,000       1/20/05                  95
Mattson, George N                 2,600       1/20/05                 100
Mattson, George N                 2,500       1/20/05                  90
Mehra, Sanjeev K                 50,000       1/20/05                 100
Moslow, Jeffrey M                 3,500       1/20/05                 100
Ponti, Andrea                     4,448       1/20/05              103.55
Solomon, David M                 25,000       1/20/05               103.4

     COVERED PERSON        NUMBER OF SHARES  TRADE DATE  PRICE PER SHARE (IN $)
     --------------        ----------------  ----------  ----------------------
HJS2 Limited                     20,000       1/20/05                 100
HJS2 Limited                     14,700       1/20/05                  95
Tercek, Mark R                   20,000       1/20/05                 100
Tercek, Mark R                   20,000       1/20/05                  95
Vaske, John J                     5,000       1/20/05              103.25
Wellde Jr, George W              20,000       1/20/05                  95
Willetts, Susan A                 7,500       1/20/05                  90
Bott, Charles W A W A             2,000       1/21/05                 104
Cohen, Abby Joseph               10,000       1/21/05              104.25
Cooper, Edith W                   9,247       1/21/05               102.8
Coulson Jr, Frank L              10,000       1/21/05            103.5076
Daly, John S                      5,000       1/21/05            103.4734
Dees, Daniel L                      854       1/21/05            103.6808
Dweck, Michael L                  1,738       1/21/05            103.3802
Elsesser, Kathleen G              2,000       1/21/05            104.1075
Forst, Edward C                  20,000       1/21/05            103.4385
Garvey, James R                   1,700       1/21/05              103.41
Garvey, James R                     109       1/21/05              103.44
Gerhard, Peter C                 25,000       1/21/05            104.3692
Giglio, Gary T                      732       1/21/05            103.7383
Goldenberg, Jeffrey B             5,000       1/21/05               104.3
Golob, James S                    4,300       1/21/05              104.39
Golob, James S                      700       1/21/05              104.41
Ingrassia, Timothy J             30,000       1/21/05            103.7605
Katzman, James C                  8,630       1/21/05               104.3
Kennedy, Kevin W                 25,000       1/21/05            104.3535
Kimmelman, Douglas W             56,630       1/21/05                 104
King Jr., Robert C               12,467       1/21/05            103.7071
Leven, Johan                      5,103       1/21/05               103.2
Libstag, Gwen R                  11,649       1/21/05            103.1638
Lieberman, Mitchell J             6,232       1/21/05              104.33
Linden, Josephine                 1,000       1/21/05              104.39
Masterson, John J                 1,000       1/21/05              103.28
Mattson, George N                 4,602       1/21/05            104.4007
McMahon, John W                  11,649       1/21/05            104.3724
McNiff, Audrey A                 10,000       1/21/05               104.3
Pace, Robert J                    5,000       1/21/05              103.25
Pace, Robert J                    2,500       1/21/05               103.3
Pace, Robert J                    2,500       1/21/05               103.2
Pierce, Stephen R                 9,759       1/21/05            103.2793
Chambolle Limited                20,000       1/21/05                 104
Tadjbakhsh, Shahriar              3,000       1/21/05              103.98
Ueda, Eiji                        3,861       1/21/05               103.2
Varoli, Corrado P                   320       1/21/05              103.67
Vaske, John J                     5,000       1/21/05            103.7594
Westerman, Matthew C              2,401       1/21/05            104.3121
York Jr, W                        2,010       1/21/05            103.7111
Gerhard, Peter C                 25,000       2/18/05                 105
Bernstein, Stuart N               2,000       3/18/05             110.045
Casciato, Chris                  28,814       3/18/05              110.05
Casciato, Chris                   4,091       3/18/05               110.1
Casciato, Chris                   4,030       3/18/05              110.05

     COVERED PERSON        NUMBER OF SHARES  TRADE DATE  PRICE PER SHARE (IN $)
     --------------        ----------------  ----------  ----------------------
Casciato, Chris                   1,189       3/18/05              110.05
Casciato, Chris                     575       3/18/05              110.05
Casciato, Chris                   4,097       3/18/05              110.05
Casciato, Chris                   4,165       3/18/05              110.05
Casciato, Chris                  27,887       3/18/05            110.0877
Casciato, Chris                     152       3/18/05              110.05
Evans, J. Michael               125,000       3/18/05            110.0768
Feldman, Steven M                   725       3/18/05            109.9507
Gheewalla, Robert R               2,000       3/18/05               110.1
Giglio, Gary T                       96       3/18/05              110.28
Golob, James S                    5,878       3/18/05              110.04
Hass, A.John                      7,000       3/18/05               109.7
Henle, David L                    5,000       3/18/05                 110
Rothenberg, Stuart M             10,000       3/18/05            110.1205
Scopellite, Steve M               5,000       3/18/05              110.01
Sherwood, Michael S             130,000       3/18/05            109.9824
Singh, Ravi M                     3,977       3/18/05                 110
Singh, Ravi M                       600       3/18/05              110.15
Singh, Ravi M                       400       3/18/05              110.12
Sloan, Jeffrey S                  1,000       3/18/05              110.25
Sykes, Gene T                    20,000       3/18/05                 110
Trevor, Stephen S                 1,139       3/18/05            109.9188
Weinberg, Peter A               125,000       3/18/05                 110

The following sales of Other Shares were made by estate planning entities (which are not Reporting Entities) established by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:


  COVERED PERSON     NUMBER OF SHARES  TRADE DATE  PRICE PER SHARE (IN $)
  --------------     ----------------  ----------  ----------------------
Lauto, Anthony D           20,434       12/17/04         104.4823
Lauto, Anthony D           27,296       12/17/04         104.4785
Lauto, Anthony D            4,407       12/17/04         104.4949
Trott, Byron D             46,337       12/17/04            104.1
Winkelried, Jon            17,500       12/17/04         104.6498
Woodruff, Jon A             1,400       12/17/04         104.6571
Dehnert, Mark F             2,625       12/20/04         103.6954
Nedelman, Jeffrey P         5,000       12/20/04          104.762
Parker Geoffrey M           1,000       12/20/04           103.76
Dehnert, Mark F             2,500       12/21/04         104.5188
Nedelman, Jeffrey P         2,000       12/21/04           104.25
Dehnert, Mark F             3,000       12/22/04         104.8937
Gordon, Andrew M           47,700       12/22/04         105.0004
Gordon, Andrew M           12,000       12/22/04              105
Dehnert, Mark F             2,874       12/23/04         105.1337
Sanders, J. Michael         3,400       12/23/04            104.9
Nedelman, Jeffrey P         1,506       12/28/04           105.08
Limaye, Ryan D                974       12/29/04         104.6369
Satter, Muneer A           50,000         1/3/05         105.0522
Dehnert, Mark F             5,000         1/6/05           104.93
Cowen, Randolph L          25,000         1/7/05         105.0518
Kennedy, Kevin W            1,000         1/7/05           105.35
Woodruff, Jon A               182         1/7/05           104.88
Satter, Muneer A              363        1/10/05           104.59


  COVERED PERSON     NUMBER OF SHARES  TRADE DATE  PRICE PER SHARE (IN $)
  --------------     ----------------  ----------  ----------------------
Trott, Byron D             10,000        1/20/05               95
Kennedy, Kevin W            1,000        1/21/05          104.371
Dehnert, Mark F             5,000        2/18/05              105

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares sold through an affiliate of Mellon Investor Services LLC for cash on the New York Stock
Exchange:

                                                                               NUMBER OF
                        DATE OF   NUMBER OF  STRIKE                NUMBER OF    SHARES
    COVERED PERSON      EXERCISE   OPTIONS    PRICE  SALES PRICE  SHARES SOLD  RETAINED
----------------------  --------  ---------  ------  -----------  -----------  --------
Cardinale, Gerald J     12/17/04    10,152       53   104.5022       10,152        0
Gilbertson Jr, H. John  12/17/04    20,000       53   104.5022       20,000        0
Kengeter, Carsten       12/17/04     3,003       53   104.5022        3,003        0
Kengeter, Carsten       12/17/04     3,658   82.875   104.5022        3,658        0
Kengeter, Carsten       12/17/04    12,542       53   104.5022       12,542        0
Limaye, Ryan D          12/17/04     8,000       53   104.5022        8,000        0
Matsui, Kathy M         12/17/04     2,000       53   104.5022        2,000        0
McNiff, Audrey A        12/17/04    10,000       53   104.5022       10,000        0
Sago, Katsunori         12/17/04    41,513       53   104.5022       41,513        0
Scherr, Stephen M       12/17/04     7,914       53   104.5022        7,914        0
Ueda, Eiji              12/17/04     9,435   82.875   104.5022        9,435        0
Ueda, Eiji              12/17/04    30,742       53   104.5022       30,742        0
Agus, Raanan A          12/20/04    15,000       53   103.8718       15,000        0
Dingemans, Simon        12/20/04    60,033       53   103.8718       60,033        0
Gieselman, Scott A      12/20/04    17,007       53   103.8718       17,007        0
Matsui, Kathy M         12/20/04     3,000       53   103.8718        3,000        0
O'Hagan, L. Peter       12/20/04     7,934       53   103.8718        7,934        0
Sago, Katsunori         12/20/04    41,514       53   103.8718       41,514        0
Salame, Pablo J         12/20/04   100,473       53   103.8718      100,473        0
Willian, John S         12/20/04    10,000       53   103.8718       10,000        0
Cardinale, Gerald J     12/21/04     3,000       53   104.4846        3,000        0
Chwick, Jane P          12/21/04     1,126       53   104.4846        1,126        0
Hitchner, Kenneth W     12/21/04    39,563       53   104.4846       39,563        0
Kirk, Ewan M            12/21/04    15,000       53   104.4846       15,000        0
Matsui, Kathy M         12/21/04     2,000       53   104.4846        2,000        0
O'Neill, Terence J      12/21/04    46,545   82.875   104.4846       46,545        0
Tse, Irene Y            12/21/04     2,000       53   104.4846        2,000        0
Agus, Raanan A          12/22/04    15,000       53    104.849       15,000        0
Kirk, Ewan M            12/22/04    14,799       53    104.849       14,799        0
Schermerhorn, Gary B    12/22/04    40,138       53    104.849       40,138        0
Ueda, Eiji              12/22/04     5,000       53    104.849        5,000        0
Agus, Raanan A          12/23/04    15,000       53   104.9614       15,000        0
Matsui, Kathy M         12/23/04     3,000       53   104.9614        3,000        0
Daniel, Stephen D       12/27/04     9,172       53   104.4154        9,172        0
Dweck, Jay S            12/27/04    20,000       53   104.4154       20,000        0
Holzer, Philip          12/27/04     2,150        0   104.4154        2,150        0
Ueda, Eiji              12/27/04    35,176      159   313.2462       35,176        0
Holen, Margaret J       12/29/04       567   82.875   104.6147          567        0
Holen, Margaret J       12/29/04       945       53   104.6147          945        0
Connolly, Thomas G      12/30/04    43,592       53   105.1589       43,592        0
Matsui, Kathy M         12/30/04     3,000       53   105.1589        3,000        0

                                                                             NUMBER OF   NUMBER OF
                               DATE OF    NUMBER OF   STRIKE                  SHARES     SHARES
      COVERED PERSON           EXERCISE   OPTIONS     PRICE    SALES PRICE     SOLD      RETAINED
      --------------           --------   ---------   ------   -----------   ---------   --------
Agus, Raanan A                 12/31/04     23,680        53    104.5453      23,680          0
McGoldrick, Mark E             12/31/04     29,172    82.875    104.5453      29,172          0
McGoldrick, Mark E             12/31/04     43,441        53    104.5453      43,441          0
Bu, John J                       1/3/05      5,000        53    104.7136       5,000          0
Dudley, William C                1/3/05     13,263        53    104.7136      13,263          0
Limaye, Ryan D                   1/3/05     10,000        53    104.7136      10,000          0
Niederauer, Duncan L             1/3/05     82,166        53    104.7136      82,166          0
Scherr, Stephen M                1/3/05      7,914        53    104.7136       7,914          0
Beinner, Jonathan A              1/4/05     19,981        53     104.741      19,981          0
Bu, John J                       1/4/05      5,000        53     104.741       5,000          0
Jones, Robert C                  1/4/05     64,203        53     104.741      64,203          0
McGoldrick, Mark E               1/4/05    137,166     91.61     104.741      37,166          0
O'Neill, Terence J               1/4/05     68,793     91.61     104.741      68,793          0
Kiritani, Shigeki                1/5/05     16,212     91.61     104.081      16,212          0
Matsui, Kathy M                  1/5/05      3,000        53     104.081       3,000          0
Gross, Peter                     1/7/05     25,974        53    104.9778      25,974          0
Matsui, Kathy M                  1/7/05      3,000        53    104.9778       3,000          0
Cardinale, Gerald J             1/10/05        750        53    104.8897         750          0
de Mallmann, Francois-Xavier    1/10/05      1,148    82.875    104.8897       1,148          0
de Mallmann, Francois-Xavier    1/10/05      1,190        53    104.8897       1,190          0
de Mallmann, Francois-Xavier    1/10/05      2,212        53    104.8897       2,212          0
Loudiadis, Antigone             1/10/05     99,968        53    104.8897      99,968          0
Cardinale, Gerald J             1/11/05        900        53    104.0312         900          0
DiSabato, Joseph P              1/11/05     12,500        53    104.0312      12,500          0
Gheewalla, Robert R             1/11/05      8,000        53    104.0312       8,000          0
Holzer, Philip                  1/11/05      5,113         0    104.0312       1,001      4,112
Loudiadis, Antigone             1/11/05     25,602        53    104.0312      25,602          0
Matsui, Kathy M                 1/11/05      3,000        53    104.0312       3,000          0
Schenck, Marcus                 1/11/05      4,125         0    104.0312       4,125          0
Tse, Irene Y                    1/11/05      5,672        53    104.0312       5,672          0
Bu, John J                      1/12/05      5,000        53    103.0471       5,000          0
Hollmann, Peter                 1/12/05      8,824         0    103.0471       4,294      4,530
Matsui, Kathy M                 1/12/05      3,553        53    103.0471       3,553          0
Cardinale, Gerald J             1/13/05      1,100        53    103.4496       1,100          0
Frumkes, Robert K               1/13/05     23,297        53    103.4496      23,297          0
Jacob III, William L            1/13/05     11,046        53    103.4496      11,046          0
Zannoni, Paolo                  1/13/05     26,770        53    103.4496      26,770          0
Zannoni, Paolo                  1/13/05     30,965        53    103.4496      30,965          0
Cardinale, Gerald J             1/14/05      1,100        53    103.5637       1,100          0
Chasen, Amy L                   1/14/05     16,131        53    103.5637      16,131          0
Willian, John S                 1/14/05     10,000        53    103.5637      10,000          0
Cardinale, Gerald J             1/18/05      1,100        53    104.5536       1,100          0
Carpet, Anthony H               1/18/05     42,761        53    104.5536      30,945     11,816
Bu, John J                      1/19/05     10,000        53    104.1911      10,000          0
Cardinale, Gerald J             1/19/05      1,100        53    104.1911       1,100          0
Gheewalla, Robert R             1/19/05     10,000        53    104.1911      10,000          0
Nedelman, Jeffrey P             1/19/05     13,515        53    104.1911      13,515          0
Shalett, Lisa M                 1/19/05      9,061        53    104.1911       9,061          0

                                                                             NUMBER OF   NUMBER OF
                               DATE OF    NUMBER OF   STRIKE                  SHARES     SHARES
    COVERED PERSON             EXERCISE   OPTIONS     PRICE    SALES PRICE     SOLD      RETAINED
    --------------             --------   ---------   ------   -----------   ---------   --------
Smith, Michael M                1/19/05     17,202        53    104.1911      17,202        0
Weil, David M                   1/19/05     50,000        53    104.1911      50,000        0
Willian, John S                 1/19/05     10,005        53    104.1911      10,005        0
Connor, Frank T                 1/20/05     60,000        53    103.3067      60,000        0
Esposito, Michael P             1/20/05     20,621        53    103.3067      20,621        0
Fascitelli, Elizabeth C         1/20/05     30,000        53    103.3067      30,000        0
Gonsalves, Gregg A              1/20/05     10,000        53    103.3067      10,000        0
Barter, Christopher M           1/21/05      5,303        53    103.6513       5,303        0
Barter, Christopher M           1/21/05     13,315        53    103.6513      13,315        0
Feldman, Steven M               1/21/05      4,000        53    103.6513       4,000        0
Gheewalla, Robert R             1/21/05      6,000        53    103.6513       6,000        0
Mount, Gregory T                1/21/05     43,607        53    103.6513      43,607        0
Ross, Ivan                      1/21/05      5,000        53    103.6513       5,000        0
Sanders, J. Michael             1/21/05      9,696    82.875    103.6513       9,696        0
Sanders, J. Michael             1/21/05     25,283     91.61    103.6513      25,283        0
Sanders, J. Michael             1/21/05     30,426        53    103.6513      30,426        0
Schwartz, Harvey M              1/21/05      6,600    82.875    103.6513       6,600        0
Schwartz, Harvey M              1/21/05     64,000        53    103.6513      64,000        0
Williams, Todd A                1/21/05     15,660        53    103.6513      15,660        0
Clark, Kent A                   3/18/05     22,641        53    109.9008      22,641        0
Cramer, Brahm S                 3/18/05     35,570        53    109.9008      35,570        0
Feldman, Steven M               3/18/05      3,044        53    109.9008       3,044        0
Lane, Eric S                    3/18/05      1,500        53    109.9008       1,500        0
Mattson, George N               3/18/05      3,000        53    109.9008       3,000        0
McNiff, Audrey A                3/18/05      2,000        53    109.9008       2,000        0

The following charitable contributions or other transfers of shares in transactions for which no consideration was received were made by the following Covered Persons:

    COVERED PERSON        TRANSFER DATE   NUMBER OF SHARES
    --------------        -------------   ----------------
Goldenberg, Jeffrey B.      12/17/04           1,000
Governali, Frank J.         12/17/04             475
Kennedy, Kevin W.           12/17/04          16,000
King Jr., Robert C.         12/17/04          10,000
Kingston, Timothy M.        12/17/04           2,500
Mount, Gregory T.           12/17/04             335
Nora Johnson, Suzanne       12/17/04           1,425
Pace, Robert J.             12/17/04           6,000
Paulson Jr, Henry M.        12/17/04          19,300
Porges, Ellen R.            12/17/04             145
Quinn, Kevin A.             12/17/04             140
Ross, Ivan                  12/17/04              95
Schwartz, Harvey M.         12/17/04          15,588
Tebbe, Greg W.              12/17/04           1,525
Trott, Byron D.             12/17/04           5,000
Woodruff, Jon A.            12/17/04             100
Uniacke, Kaysie P.          12/18/04             240
Winkelried, Jon             12/18/04           9,600
Connor, Frank T.            12/20/04             800

    COVERED PERSON        TRANSFER DATE   NUMBER OF SHARES
    --------------        -------------   ----------------
McNiff, Audrey A.           12/20/04             285
Nora Johnson, Suzanne       12/20/04           2,850
Rominger, Eileen P.         12/20/04             170
Smith, Michael M.           12/20/04             500
Troy, Michael A.            12/20/04           1,173
Donohoe, Suzanne O.         12/21/04             195
Greenwald, David J.         12/21/04              80
Ho, Maykin                  12/21/04             917
Kapnick, Scott B.           12/21/04           4,800
Kraus, Peter S.             12/21/04          11,490
Ryan, Michael D.            12/21/04          35,000
Schwartz, Harvey M.         12/21/04           2,380
Henle, David L.             12/22/04          19,230
Smith, Sarah E.             12/22/04             228
McNiff, Audrey A.           12/23/04             500
Ross, Ivan                  12/23/04              33
Nora Johnson, Suzanne       12/27/04             950
Wilson III, Kendrick R.     12/27/04          15,000
Tudor III, Robert B.        12/29/04           2,000
Wietschner, C. Howard       12/29/04             600
Kapnick, Scott B.           12/30/04          23,770
Walker, George H.           12/30/04              96
Avanessians, Armen A.       12/31/04           4,378
Christie, Robert J.         12/31/04             335
Katzman, James C.           12/31/04             540
Blankfein, Lloyd C.           1/3/05          15,000
O'Neill, Terence J.           1/6/05           2,700
Jacob III, William L.        1/10/05             138
Aberg, Peter C.              1/12/05             300
Bernstein, Stuart N.         1/13/05             335
Rafter, John J.              1/21/05              75
Conrad, Linnea K.            3/18/05             160

                                                                         ANNEX F

ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written American-style standardized call options or purchased American-Style standardized put options on Voting Shares with the following terms:

                       CALL WRITTEN
                        OR PUT            NUMBER OF   STRIKE
   COVERED PERSON      PURCHASED           SHARES     PRICE    MATURITY DATE   TRANSACTION DATE
   --------------      ------------       ---------   ------   -------------   ----------------
Aberg, Peter C         Call Written          7,500     $110       07/16/05         1/21/05
Calcano, Lawrence V    Call Written         10,000      115       01/21/06         1/21/05
Calcano, Lawrence V    Call Written         15,000      110       01/21/06         1/21/05
Carr, Michael J        Call Written         20,000       95       04/16/05        11/03/04
Corrigan, E Gerald     Call Written         85,000      100       01/21/06          1/3/05
Corrigan, E Gerald     Put Purchased       125,000       90       01/21/06         4/03/04
Corrigan, E Gerald     Call Written         40,000      120       01/21/06         1/03/05
Gerhard, Peter C       Call Written         50,000      115       01/21/06         3/18/05
Kimmelman, Douglas W   Call Written         50,000      100       04/16/05         1/21/05
HJS2 Limited           Call Written         20,000      105       04/16/05         1/13/05
HJS2 Limited           Call Written         20,000      110       04/16/05         1/13/05
Tercek, Mark R         Call Written         50,000      115       07/16/05         1/21/05
Willetts, Susan A      Call Written         15,000       95       04/16/05         1/03/04

Estate planning entities (which are not Reporting Entities) established by the following Covered Persons have written American-style standardized call options or purchased American-Style standardized put options on Other Shares with the following terms:

                    CALL WRITTEN
                      OR PUT       NUMBER OF  STRIKE
 COVERED PERSON      PURCHASED      SHARES     PRICE   MATURITY DATE   TRANSACTION DATE
 --------------     ------------   ---------  ------   -------------   ----------------
Andrew M. Gordon    Call Written    15,000     $100       4/16/05          11/03/04
Andrew M. Gordon    Call Written    15,000      105       4/16/05          11/03/04
Andrew M. Gordon    Call Written     1,500      100       4/16/05          11/03/04
Andrew M. Gordon    Call Written     1,500      105       4/16/05          11/03/04
Woodruff, Jon A     Call Written     3,000      100       4/16/05          10/05/04

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 28, 2005

                                         By:     /s/ Kenneth L. Josselyn
                                                -----------------------------
                                         Name:  Kenneth L. Josselyn
                                         Title: Attorney-in-Fact

                                  EXHIBIT INDEX


Exhibit                               Description
-------                               -----------
   A.    Registration Rights Instrument, dated as of December 10, 1999
         (incorporated by reference to Exhibit G to Amendment No. 1 to the
         Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B.    Supplemental Registration Rights Instrument, dated as of December 10,
         1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the
         Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
         (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June
         30, 2000 (File No. 005-56295)).

   E.    Supplemental Registration Rights Instrument, dated as of June 19, 2000
         (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   F.    Power of Attorney (incorporated by reference to Exhibit X to Amendment
         No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File No.
         005-56295)).

   G.    Supplemental Registration Rights Instrument, dated as of December 21,
         2000 (incorporated by reference to Exhibit AA to Amendment No. 12 to the Initial Schedule 13D, filed January 23, 2001 (File No. 005-56295)).

   H.    Supplemental Registration Rights Instrument, dated as of December 21,
         2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The Goldman Sachs
         Group, Inc.).

   I.    Supplemental Registration Rights Instrument, dated as of December 20,
         2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs
         Group, Inc.).

   J.    Form of Written Consent Relating to Sale and Purchase of Common Stock
         (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   K.    Supplemental Registration Rights Instrument, dated as of December 19,
         2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs
         Group, Inc.).

   L. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial Schedule 13D, filed June 22, 2004 (File
         No. 005-56295)).